[Debevoise & Plimpton LLP Letterhead]

November 20, 2008

VIA EDGAR AND HAND DELIVERY

Ms. Dana Hartz
Staff Accountant
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Mail Stop 3561

Re:	Syncora Holdings Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2007 and
Form 10-Q for the Quarterly Period Ended June 30, 2008
File No. 001-32950

Dear Ms. Hartz:

          I am writing on behalf of my client, Syncora Holdings Ltd. (the “Company”). In my letter to you, dated October 8, 2008, I stated that the Company expected to file a response to your letter of September 25, 2008 (the “Comment Letter”) on or before November 20, 2008. However, as we discussed during our telephone conference on November 19, 2008, the Company’s management team has been primarily focused on its negotiation with the counterparties to Syncora Guarantee Inc.’s credit default swap and financial guarantee contracts and the Company has a reduced staff due to workforce reductions. Consequently, the Company now expects to submit a response to the Comment Letter on or before December 10, 2008.

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          If you have any questions regarding this letter, please do not hesitate to call Steven J. Slutzky at (212) 909-6036 or Mariana França Pereira at (212) 909-6399.

Sincerely,

/s/ Steven J. Slutzky
Steven J. Slutzky

cc:	Arnould Brousell
Syncora Holdings Ltd.
Brian W. Hannan
PricewaterhouseCoopers